

May 21, 2013

Via E-mail
Peter M. Hecht, Ph.D.
Chief Executive Officer
Ironwood Pharmaceuticals, Inc.
301 Binney Street
Cambridge, MA 02142

> **Re:** **Ironwood Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 001-34620**

Dear Dr. Hecht:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Overview
Research and Development Expense, page 47

1. Please refer to the lead-in paragraph to the table on page 48 and tell us the amount of external costs associated with manufacturing, including supply chain development and how these costs comply with ASC 730-10 as research and development activities.

2. Refer to the table on page 48. Please provide us proposed disclosure to be included in future periodic reports addressing the following information:
   - Disclose the amount in each of the three categories related to the linaclotide program and separately for any other significant programs;
   - Disclose what the "demonstrated clinical proof of concept" category represents; and
   - Disclose a reconciliation of the total of the expenses in the table to total research and development expenses on your Statements of Operations providing the nature and amount of significant reconciling items.

Results of Operations
Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Cost and Expenses
Research and Development Expense, page 58

3. You indicate that in 2012 research and development expenses increased partially as a result of increased contract manufacturing costs associated with validation of batches of linaclotide API in anticipation potential commercial launch. Please tell us the amount of validation costs expensed, the nature of the costs, whether or not you expected to sell the inventory upon approval, and your basis in GAAP for expensing the amounts. You also state on page F-12 that you capitalize inventories manufactured in preparation for initiating sales of a product candidate when the related product candidate is considered to have a high likelihood of regulatory approval and the related costs are expected to be recoverable through sales of the inventories. Please tell us why you believe expensing the validation costs is consistent with your accounting policy and provide proposed disclosure to be included in future filings to clarify.

Notes to Consolidated Financial Statements
14. Income Tax, page F-45

4. You are recognizing a tax credit in 2012 that significantly increased from the credit recognized in the prior period. Please tell us what the tax credit represents given that the federal U.S. research and development tax credit expired in 2012 and was not retroactively reinstated until January 2, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

 /s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant